EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

March 1, 2007

TSX Venture Exchange:   EMR

OTC Bulletin Board:   EGMCF

U.S. 20-F Registration:   000-51411

Frankfurt Stock Exchange:   EML

Emgold Mining Announces Inferred Resources At

The Idaho-Maryland Mine Surpasses One Million Ounces

Emgold Mining Corporation (EMR - TSX-V) ("Emgold” or the “Company") is pleased to report that the total inferred mineral resources at the Idaho-Maryland Mine in Grass Valley, California, have now surpassed one million ounces of contained gold.  The inferred total resource using the historic Mine Call Factor (“MCF”) of 1.44 includes 43,000 tons (“t”) with an average grade of 0.93 ounces of gold per ton (“opt”) to contain 40,000 ounces of contained gold.  An additional 5,000t grading 2.05 opt increases the total inferred contained gold to 1,002,000 ounces of contained gold.  The mine also has a measured and indicated resource consisting of 1,666,000t grading 0.28 opt using the MCF to contain 472,000 contained ounces as presented in the Company’s November 2004 Technical Report prepared by Amec Americas Ltd.  All resources are summarized in the table below.

Sixteen new gold resource blocks have been identified using the Company’s computerized models increasing the total number of resource blocks to 216.  Each of the 216 resource blocks is a target for further surface and underground exploration.  Approximately 70 percent of the new resources are from primary veins including the Idaho #1 Vein, which produced one million ounces of gold from one million tons over 30 years, and the Idaho #3 Vein.  These veins show remarkable continuity down-dip; continuous structures that were mined to depths of over 2000 feet.  In addition, the majority of the new inferred resources were identified at the deeper levels of the mine where historic mine operations excavated drifts in veins and detailed sampling was conducted to plan future mining activities.  Mining of the veins between the drifts (termed stoping) never occurred because stoping of primary and secondary veins essentially ended at the Idaho 2000 mine level.  However, the mine levels below the 2000 level were developed and sampled in preparation for future mining.

Computer modeling of historic assay data was completed last year and is being used to determine the sites of potential new resource blocks and exploration targets.  In addition to the new resources, more than two hundred new exploration targets have been found.  Most targets are along extensions of existing veins.  The exploration targets do not meet the vein thickness criteria required to be classified as resource blocks, but these areas do indicate the presence of gold mineralization and will be very important guides to identify additional gold resources in the future.  All work is under the supervision of Mr. Robert Pease, Professional Geologist (California), Chief Geologist for the Idaho-Maryland Project and a Qualified Person in accordance with National Instrument 43-101.

In a Preliminary Assessment Technical Report published in 2004, AMEC reviewed and updated the requirements for establishing mineral resources at Idaho-Maryland Mine.  Some of the original criteria are:

a)

the blocks must have a minimum true thickness of 3 feet,

b)

the cutoff grade is 0.1 ounce per ton of gold, and

c)

the resource blocks are limited to certain length and height dimensions.

The updated requirements that have been applied to these new resources are:

a)

the mine call factor can be used on all resources derived from sampling of development drifts,

b)

the mine call factor cannot be used on any resource blocks developed from drillhole data, and

c)

resources are to be reported using uncapped gold grades.

The following table is a summary of all mineral resources, including the new ones, for the Idaho-Maryland project.

Idaho-Maryland Project Gold Mineral Resource Summary Update, 23 February 2007

	True Thickness (ft)	Tonnage (tons)	Gold Grade (oz/ton)	Gold (oz)	Gold Grade (oz/ton) 1.44 MCF	Gold (oz) 1.44 MCF[1]
Eureka Group [2]
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	5.9	58,000	0.24	14,000	0.34	20,000
Inferred Mineral Resources A	9.0	393,000	0.21	81,000	0.30	117,000
Inferred Mineral Resources B	4.8	49,000	0.37	18,000	-	-
New Inferred Mineral Resources (A)	4.4	5,000	0.15	1,000	0.22	1,000
Idaho Group
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	10.6	209,000	0.42	88,000	0.60	125,000
Measured + Indicated Mineral Resources	13.3	338,000	0.35	119,000	0.50	169,000
Inferred Mineral Resources	10.0	838,000	0.25	212,000	0.37	307,000
New Inferred Mineral Resources (A)	4.1	38,000	0.71	27,000	1.02	39,000
Dorsey Group
Measured Mineral Resource	11.6	61,000	0.23	14,000	0.33	20,000
Indicated Mineral Resource	6.4	131,000	0.33	43,000	0.46	60,000
Measured + Indicated Mineral Resources	8.0	192,000	0.30	57,000	0.42	80,000
Inferred Mineral Resources	9.5	955,000	0.30	288,000	0.43	413,000
New Inferred Mineral Resources (B)	3.0	5,000	2.05	10,000	-	-
Brunswick Group
Measured Mineral Resource	8.0	64,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	108,000	0.28	30,000	0.40	43,000
Measured + Indicated Mineral Resources	6.9	172,000	0.24	41,000	0.34	59,000
Inferred Mineral Resources	7.3	291,000	0.23	67,000	0.33	97,000
Waterman Group
Measured Mineral Resource	70.7	831,000	0.15	127,000	-	-
Indicated Mineral Resource	30.5	75,000	0.21	16,000	-	-
Measured + Indicated Mineral Resources	67.3	906,000	0.16	144,000	-	-
Idaho-Maryland Project [3]
Measured Mineral Resource 1	13.3	271,000	0.22	59,000	0.31	85,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	8.1	489,000	0.35	172,000	0.50	243,000
Measured + Indicated Mineral Resources	41.1	1,666,000	0.22	375,000	0.28	472,000
Inferred Mineral Resources	9.3	2,526,000	0.26	666,000	0.38	952,000
New Inferred Mineral Resources A	4.2	42,000	0.65	27,000	0.94	40,000
New Inferred Mineral Resources B	3.0	5,000	2.05	10,000	2.05	10,000
Inferred Mineral Resources Total	4.0	2,573,000	0.27	703,000	0.39	1,002,000

1. MCF = Mine Call Factor (not applicable to Waterman Group resources).  2. Inferred resources are divided into A (historic data and mine call factor applied) and B (from 2003-2004 data and no mine call factor applied).  3. Idaho-Maryland measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork/slate type ore).  4. New inferred resources include 40,000 ounces with MCF (A), and 10,000 without MCF (B).

The November 2004 Technical Report defines the Mine Call Factor (“MCF”) used in determining the gold grade based on historical assay data for the Idaho-Maryland Mine.  Historically, the planned mill feed tonnage and gold grade rarely matched the actual results.  This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number.  This number or factor is called the multiplier factor or mine call factor.  Commonly, deposit types like the Idaho-Maryland typically under-predict the gold produced.  The report also states, "Two factors were calculated: a "model" (underground sampling) to "mine" (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19. The total Mine Call Factor is equal to 1.44.  AMEC reviewed the work done by James Askew and Associates and agrees with their results.  The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production.  This factor should only be used on the nuggety vein system data.  The more homogeneous slate-hosted mineralization should not be factored at any resource category."

It is important to note that this assay data is historical in nature, and further exploration is required to verify the accuracy of this data.  The Company believes this information is useful as an indication of the exploration potential of the Idaho-Maryland project and is planning additional surface and underground exploration to further define its understanding of the historic mineralization as well as other new targets identified from the modeling activities.

Since the mine workings are currently not accessible, as the mine is flooded, Idaho-Maryland geologists have not verified the sample results used to delineate these resource blocks, but the historic assay map data is felt to be a reliable indicator that the veins are open along strike and dip.  These gold resource blocks will be tested in the future once the planned underground exploration and development program has commenced at the Idaho-Maryland.

Underground exploration of the 216 resource blocks and 200 exploration targets should commence after the Company receives its Conditional Mine Use Permit from the City of Grass Valley.  In June 2006, Idaho-Maryland Mining Corporation (“IMMC”) successfully completed Phase 1 of the three-phase process to permit the reopening of the Idaho-Maryland Mine.  Phase 1 included the completion of the Master Environmental Assessment (“MEA”) as part of the California Environmental Quality Act.  Based on public input during the MEA process, advances in the Ceramext™ technology used to make stone and ceramic tile products from the mine waste, plus advances in computer modeling of the historic Idaho-Maryland Mine geology and assay data, IMMC has been revising its permit application prior to entering Phase 2 of the permitting process referred to as the Initial Study.  This will be followed by Phase 3, the EIR process, expected to commence in the summer of 2007 and may be completed in early 2008.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:

Michael O'Connor, Manager, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.